                                           Filed by Newfield Exploration Company
                                                  Pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                         filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                   Subject Company: Newfield Exploration Company
                                                 Commission File Number: 1-12534


            NEWFIELD EXPLORATION COMPANY TO ACQUIRE EEX CORPORATION*

 Newfield will hold a conference call for investors at 8:30 a.m. CDT/9:30 a.m. EDT, on Thursday, May 30, 2002. The call can be heard on the Newfield web site at www.newfld.com or you can participate by following the instructions listed at the end of this release. There is a presentation available on
 Newfield's web site regarding this transaction that will also be referenced in the above conference call.

Houston - May 29, 2002 -- Newfield Exploration Company (NYSE:NFX) today announced that it has signed an agreement to acquire EEX Corporation (NYSE: EEX) in a transaction valued at $640 million, including the assumption of debt, net of cash, and other existing obligations. The boards of both Newfield and EEX have approved the merger agreement and the board of EEX has recommended that their shareholders approve the transaction.

         Newfield plans to issue approximately 7.1 million shares in the transaction, or approximately 12.4% of Newfield's outstanding common stock (on a fully diluted basis) following the close of the transaction. Newfield also will assume about $360 million in EEX debt and existing obligations. Post-closing, Newfield will have approximately 56 million shares outstanding and a total enterprise value of approximately $2.8 billion (based on Newfield's May 29 closing price). Newfield expects the transaction to be immediately accretive to cash flow and earnings.

         Under the merger agreement, EEX's common shareholders will receive ..05703 of one share of Newfield common stock for each share of EEX common stock, or an aggregate of approximately 2.4 million shares of Newfield common stock.
The holders of EEX's preferred stock will receive a total of 4.7 million shares of Newfield common stock in the merger.

         EEX's common shareholders will have the option to elect to receive units in a new trust in lieu of Newfield stock. Approximately 42.5 million trust units will be available. For each unit that an EEX shareholder elects to receive, the number of shares of Newfield common stock that the shareholder would otherwise receive will be reduced by .00054 of one Newfield share. The trust will own overriding royalty interests in future production from intervals generally below 20,000' from certain Gulf of Mexico lease blocks in which EEX owns or may acquire an interest. There is no production currently associated with the royalty interests.

         The merger is subject to the approval of EEX's common shareholders, certain regulatory approvals and other conditions. All of EEX's preferred shareholders have signed an irrevocable proxy to vote their shares for the merger. The transaction is expected to close in the third quarter of 2002.

         Newfield President and CEO, David A. Trice, said, "The assets and operations of Newfield and EEX are very complementary. EEX's onshore properties are located primarily in our core South Texas focus area. Our combined operations will make us one of the largest independent producers in this prolific natural gas basin. EEX's reserves have been added almost exclusively through the drill bit by a group of talented employees in EEX's San Antonio office. We will be extremely pleased to have them join Newfield.

         "EEX's offshore oil and gas properties will establish Newfield in the deepwater. Over the past year, we have recruited and developed a deepwater team at Newfield and this acquisition now provides a significant property base. A majority of the deepwater blocks are in partnership with Shell, a leader in deepwater development and technology. EEX also has developed an intriguing deep play on the Gulf of Mexico Shelf and has recently entered into a joint venture with BP Exploration, which will lead the effort to develop this concept. Strategically and economically this is a great acquisition for Newfield."

         Newfield's executive staff will continue in their current roles following the close of this transaction. Newfield expects to decrease EEX's current G&A expense by about 50%.

         The following table details the complementary nature of the assets and the significance of this acquisition to Newfield.

                                                                                      NFX/EEX
                               NEWFIELD 12/31/01             EEX 12/31/01            PRO FORMA
                               ---------------------------------------------------------------
PROVED RESERVES (BCFE)                 943                       417**                1.3 Tcfe
% Natural gas                          80%                         94%                     82%
% Proved Developed                     92%                         80%                     86%

NET PRODUCTION (MMCFE/D)
  Gulf of Mexico                       327                           0                     327
  Onshore U.S.                         147                         127                     274
  International                         24                           0                      24
Total Net Production                   498                         127                     625
% Production Natural Gas               78%                         95%                     82%

GROSS ACREAGE POSITION
Gulf of Mexico
  Shelf lease blocks                   190                          36                     226
  Deepwater lease blocks                 0                          68                      68

U.S. Gulf Coast
  Developed                         25,139                     114,748                 139,887
  Undeveloped                       95,709                     245,354                 341,092
  Fee Minerals                           0                      63,487                  63,487

Mid-Continent
  Developed                        145,141                      12,123                 157,264
  Undeveloped                      294,731                       8,800                 303,531
  Fee Minerals                      69,970                           0                  69,970
----------------------------------------------------------------------------------------------

** EEX's booked U.S. proved reserves at year-end 2001 were 417 Bcfe. Newfield's estimate of these reserves at year-end 2001 is about 20% less.

         Newfield is also acquiring a substantial exploration acreage and prospect portfolio in deepwater and working and royalty interests in undeveloped discoveries in the Llano Basin, which is located in the Garden Banks area of the Gulf of Mexico. Other material assets include the Enserch Garden Banks Cooper Production facility and its related equipment, fee minerals and corporate tax attributes.

         Newfield has obtained a commitment to provide it with a secured bridge facility to pay maturing EEX debt and other obligations at closing. On a March 31, 2002 pro forma basis, Newfield would, under current financing plans, have approximately 56 million common shares outstanding (on a fully diluted basis), approximately $335 million of net bank debt, $300 million of Senior Notes, $144 million in convertible trust preferred securities, and the EEX senior secured bridge facility. Debt as a percentage of book capitalization would be about 41%, excluding the trust preferred securities.

         UBS Warburg LLC acted as a financial advisor for Newfield Exploration.

         Newfield Exploration is an independent crude oil and natural gas exploration and production company. The Company has a solid asset base of producing properties and exploration and development drilling opportunities in the Gulf of Mexico, along the U.S. onshore Gulf Coast, in the Anadarko and Permian Basins, offshore Australia and in China's Bohai Bay. Newfield balances its drilling program with acquisitions in select areas in the U.S. and overseas.

         EEX Corporation is an oil and gas exploration and production company with activities currently focused in Texas, Louisiana and the Gulf of Mexico.

CONFERENCE CALL INFORMATION:
         Newfield will host a conference call at 8:30 A.M. CDT/9:30 A.M. EDT ON THURSDAY, MAY 30, 2002 to discuss this acquisition and answer questions. A graphic presentation will be used during the conference call and it is now available on Newfield's web site. To participate in the conference call, please dial (719) 457-2661 about 10 minutes prior to the scheduled start time. In addition, a listen-only broadcast of the call will also be provided over the Internet at http://www.newfld.com, under Investor Relations. Please go to the web site at least 10 minutes early to register, download and install any necessary audio software.

         If you are not able to participate in the conference call, an audio replay will be available through June 5, 2002 by dialing (719) 457-0820 and enter conference code 446989. In addition, the script used in the conference call will also be posted on the website and will be available through June 5, 2002. A replay over the web at the above address will be available shortly after the call and will remain on the site for about 90 days.

         If you have additional questions or need assistance, please call Penny McKnight at 281-405-4284.

                          Conference Call Summary Info:

                          Dial-in Number (719) 457-2661
                            Replay #: (719) 457-0820
                             Conference Code: 446989
                         Web site: http://www.newfld.com

AVAILABLE INFORMATION:
         Newfield and EEX will file with the SEC, and EEX will mail to its shareholders, a proxy statement/prospectus in connection with the transaction. Shareholders of EEX are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about Newfield, EEX and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from Newfield or EEX. Each of Newfield and EEX and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of EEX in favor of the transaction. Information regarding the interests of the officers and directors of Newfield and EEX in the transaction may be found in EEX's proxy statement for its annual meeting of shareholders to be held on May 30, 2002 and will be included in the proxy statement/prospectus. In addition, each of Newfield and EEX file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Investors should call the SEC at 1-800-SEC-0330 for further information on its public reference room. The reports, statements and other information filed by Newfield and EEX with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Newfield or EEX.

*FORWARD LOOKING INFORMATION:
     Certain of the statements set forth in this release regarding estimated or anticipated financial results, financing plans, and future capitalization are forward looking and based upon assumptions and anticipated results that are subject to numerous uncertainties. Actual results may vary significantly from those anticipated due to many factors, including drilling results, oil and gas prices, industry conditions, the prices of goods and services, the availability of drilling rigs and other support services and the availability of capital resources, labor conditions and other factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2001. In addition, the drilling of oil and gas wells and the production of hydrocarbons are subject to governmental regulations and operating risks.

Newfield Exploration Company                           For information, contact:
363 N. Sam Houston Parkway East, Ste. 2020                        Steve Campbell
Houston, TX 77060                                                 (281) 847-6081
www.newfld.com                                                   info@newfld.com


                                       ###